ABBY by GOGOTECH Update: Summer 2022

Jul 27, 2022

 JOHN DEBENEDETTE for [ABBY by GOGOTECH](#)



Hardware complete | Software moving ahead | Production plan started | Community round launched!

🖥️ Product

- The testing we did on ABBY#1 (Feb - Apr) generated a hardware punch-list sprint that's now complete!
- ABBY#2 (received in late Jun) is a fully conforming production hardware prototype!



- All efforts now are on the software roadmap (ABBY does much more than just mobility…)

She's a 150KG capacity household robot 🦾



and an interactive companion robot 🤖



- And of course we're gearing up for production...

ABBY's first 100 frames! 🎞️



🎙️ ABBY's Community Round is Accepting Reservations!

Here's the best news of all — we're testing the waters for a Community Round on the investment platform WeFunder. As of a few minutes ago, we have started to accept reservations!

We want to share our future success with the people who share our mission and values by welcoming our friends and supporters to become angel investors (and WeFunder is great because it allows anyone, accredited investor or not, to become an ABBY angel).

I am really excited about the progress we've made over these past few months and even more so about how our launch plans are shaping up.

You can read more about ABBY's community round, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/gogotech

Feel free to ask questions on our campaign page. I'll send another update in a few weeks once we've filed our form C.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Thanks for your continued support!
John DeBenedette - CEO
& Team ABBY











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John DeBenedette
August 2 at 8:07 PM ·



In my hometown 7-11 getting bottled water on Friday night, a long line of people flipped $20s & $100s from their wallets betting on a $1.25B lottery jackpot. While I waited, I flashed back to the day in 2013 I wrote a $95,000 check for my INTTRA stock options. At the time I felt nervous but lucky to have spent the preceding decade helping to get INTTRA off the ground to "disrupt" container shipping.

The multiple I earned when INTTRA sold to E2Open helped fund ABBY, the startup I'm launching with my co-founder Clarence N W Tan. ABBY s a new personal electric vehicle for adults with reduced mobility aiming to disrupt by dramatically lowering the price, increasing safety, and expanding the supply of assistive products, for everyone who can benefit, regardless of income or insurance.

Starting TODAY, we are testing the waters* in a community round on the platform WeFunder https://wefunder.com/gogotech Instead of a small number of millionaire VC investors, we want to share ABBY's future success with people we know who share our mission and values, so we are inviting our family, friends & our professional networks to become angel investors in ABBY. WeFunder is great because it allows anyone, accredited investor or not, to become an ABBY angel for as little as $100. Angel investing is risky but $100 on ABBY might just have better odds than the same for $1.25B lottery jackpot tickets.

We're excited about our progress this year, especially since completing the Techstars Future of Longevity Accelerator in February. Future of Longevity is a program run in partnership with Pivotal Ventures, an investment and incubation company created by Melinda French Gates.

You can watch a video about ABBY and learn about our community round, the terms of the offering, and reserve a spot to become an investor at our campaign page https://wefunder.com/gogotech #community #startup #mobility

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you can only queue a reservation, not actually invest yet. Once we file everything in the coming weeks, you'll be able to confirm an investment. **Some necessary "testing the waters" disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.



abby
Safe
Advanced
Affordable.
A New Personal Mobility
for People with Reduced Mobility



WEFUNDER.COM

Invest in ABBY by GOGOTECH: Safe, Advanced, Affordable, Personal Mobility

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Cro...













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Chief Executive Officer at ABBY by GOGOTECH (Techstars Future of Longevity...

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In my hometown 7-11 getting bottled water on Friday night, a long line of people flipped $20s & $100s from their wallets betting on a $1.25B lottery jackpot. While I waited, I flashed back to the day in 2013 I wrote a $95,000 check for my INTTRA stock options. At the time I felt nervous but lucky to have spent the preceding decade helping to get INTTRA off the ground to "disrupt" container shipping.

The multiple I earned when INTTRA sold to E2Open helped fund ABBY by GOGOTECH, the startup I'm launching with my co-founder Dr. Clarence Tan. ABBY s a new personal electric vehicle for adults with reduced mobility aiming to disrupt by dramatically lowering the price, increasing safety, and expanding the supply of assistive products, for everyone who can benefit, regardless of income or insurance.

Starting TODAY, we are testing the waters* in a community round on the platform WeFunder (https://lnkd.in/esnXZmvF). Instead of a small number of millionaire VC investors, we want to share ABBY's future success with people we know who share our mission and values, so we are inviting our family, friends & our professional networks to become angel investors in ABBY. WeFunder is great because it allows anyone, accredited investor or not, to become an ABBY angel for as little as $100. Angel investing is risky but $100 on ABBY might just have better odds than the same for $1.25B lottery jackpot tickets.

We're excited about our progress this year, especially since completing the Techstars Future of Longevity Accelerator in February. Future of Longevity is a program run in partnership with Pivotal Ventures, an investment and incubation company created by Melinda French Gates.

You can watch a video about ABBY and learn about our community round, the terms of the offering, and reserve a spot to become an investor at our campaign page (https://lnkd.in/esnXZmvF). #community #startup #mobility

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you can only queue a reservation, not actually invest yet. Once we file everything in the coming weeks, you'll be able to confirm an investment. **Some necessary "testing the waters" disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through WeFunder's platform.





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